UBI Blockchain Internet LTD.

A Delaware Corporation

SmartSpace 3F, Level 9, Unit 908, 100 Cyberport Rd.

Hong Kong, People’s Republic of China

Telephone: (917) 242-7309

December 21, 2017

VIA EDGAR TRANSMISSION AND E- MAIL

U. S. Securities and Exchange Commission

Division of Corporate Finance, Mail Stop 4631

100 F. Street N.E.

Washington, DC 20549

Attention: Ms. Sherry Haywood, Staff Attorney

Re:	UBI Blockchain Internet, Ltd.
Amendment No. 4 to Registration Statement on Form S-1
Filed December 12, 2017
File No. 333-217792

Dear Ms. Haywood:

On behalf of UBI Blockchain Internet, LTD (the “Company”), we are hereby responding to the comment letter, dated December 20, 2017 (the “Comment Letter”), from the Staff (the “Staff”) of the U. S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amended No. 4 Registration Statement on Form S-1/A (File No. 333-217792) (the “Registration Statement”). In response to the Comment Letter, the Company is filing with the Commission today Amendment No. 5 to the Registration Statement.

For ease of reference, set forth below are the comments of the Staff with respect to the Registration Statement. The Company’s response is set forth below providing you with a response to each comment. Additionally, we shall send you a marked copy of the amended Registration Statement via email in order to help you expedite your review process.

Selling Stockholders, page 26

1.	We note your response to comment 1 in our letter dated September 21, 2017. Please clearly disclose the following:

●	We note disclosure on page 26 that Shenzen Nova E-commerce, Ltd. was acquired as a 100% subsidiary. Please file the information required by Item 601(b)(21) of Regulation S-K and include Exhibit 21 in your exhibit index.

December 21, 2017

Response: We have added an Exhibit 21 to our Exhibit Index.

●	Your reliance on Section 3(a)(9) of the Securities Act to exempt the issuance of shares to the 130 former holders of NOVA shares is misplaced. Section 3(a)(9) does not apply to an exchange of securities by a parent for securities of its subsidiary, or the reverse. The parent and the subsidiary are considered to be two separate issuers. In this regard, please see Securities Act Compliance and Disclosure Interpretation Question 125.05. Further, the transaction you describe in the S-1, where 130 Class C selling stockholders “obtained their unregistered restricted shares in exchange of their pro-rata ownership of Shenzhen Nova E-commerce, Ltd., where such entity was acquired by the Company as a 100% owned subsidiary” is an acquisition, and not a “reclassification” of securities of a single issuer. We also note disclosure in the Business section that you “acquired 100% ownership of Shenzhen Nova E-commerce, Ltd., a private Shenzhen Chinese corporation in exchange for 25,000,000 unregistered restricted Class C common shares.” As such, please revise your disclosure on page 26 to remove the implication that the exemption under Section 3(a)(9) is available.

Response: We respectfully note the Staff’s comment. We have removed the implication on Page 26 and Page II-6 that the that the exemption under Section 3(a)(9) is available.

●	We note your disclosure that all of the NOVA shareholders are Chinese citizens and that the exchanged shares of common stock contained a legend restricting transferability absent registration or applicable exemption. If you intended that your offering comply with the requirements of the safe harbor described in Regulation S, please clarify, and briefly describe the facts supporting your reliance on Regulation S, citing each of the relevant requirements. Otherwise, as previously requested, please revise your risk factors to disclose that you may have issued these shares in a manner that was not consistent with Section 5 of the Securities Act.

Response: We do not believe that Regulation S would be applicable. For this reason, we have taken you advice and we have added a risk factor concerning Section 5. See newly added last risk factor.

Interests of Named Experts and Counsel, page 68

2.	We note that you have included Class A shares issued to your counsel and its affiliates in this prospectus for resale, but have not disclosed this under “Interests of Named Experts and Counsel.” Note that the instructions to Item 509 of Regulation S-K provide that the interest of counsel in the company will not be deemed substantial if the fair market value of the interest does not exceed $50,000. Based on the number of shares registered and the fixed offering price for the Class A shares of $3.70 per share, the interests of counsel and its affiliates appear to be “substantial” and as such, should be disclosed in this section. Please see Item 509 of Regulation S-K.

December 21, 2017

Response: We respectfully note the Staff’s comment. Pursuant to Item 509 of Regulation S-K we have disclosed this information under “Interests of Named Experts and Counsel.” Please note, as we were revising the Registration Statement, we found two sections with the same wording for “Interests of Named Experts and Counsel” on Page 39 and Page 68. We deleted the duplicate wording on Page 68.

The Company requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Registration Statement or this response letter our legal counsel at (312) 894-0130.

UBI Blockchain Internet, Ltd.

By:	/s/ Tony Liu
Tony Liu Chairman and Chief Executive Officer

cc: T. J. Jesky, Esq.